EXHIBIT 12
PILGRIM'S PRIDE CORPORATION
COMPUTATION OF RATIO EARNINGS TO FIXED CHARGES

	Thirty-Nine Weeks Ended
	September 30, 2018	September 24, 2017
	(In thousands)
Earnings:
Income before income taxes	$361,398	$862,288
Add: Total fixed charges (see below)	146,484	81,091
Less: Interest capitalized	3,500	5,345
Total earnings	$504,382	$938,034

Fixed charges:
Interest(a)	$129,401	$71,660
Portion of noncancelable lease expense representative of interest factor(b)	17,083	9,431
Total fixed charges	$146,484	$81,091

Ratio of earnings to fixed charges	3.44	11.57

(a)    Interest includes amortization of capitalized financing fees.
(b)    One-third of noncancelable lease expense is assumed to be representative of the interest factor.